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RECEIVED FEB 1 1 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 165

SECURI[illegible] 03001388 [illegible]MISSION
[illegible]ashington, D.C. 20549

SEC FILE NUMBER
8- 12730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F

(No. and Street)

New York, New York 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212 308-5850

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Manowitz, CPA

(Name — *if individual, state last, first, middle name)*

300 Garden City Plaza #326 Garden City, New York 11530

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB

Robert Manowitz
Certified Public Accountant
300 GARDEN CITY PLAZA, SUITE 326 · GARDEN CITY, NY 11530 · (516) 741-4334 · FAX (516) 741-3647

The Board of Directors
M.H. Leblang, Inc.

I have audited the accompanying statements of financial condition as of December 31, 2002 and the related statement of income, statement of changes in financial condition, and statement of changes in stockholders' equity for the year then ended. I have also audited the statement of changes in liabilities subordinated to claims and creditors, computation of net capital under Rule 15c3-1 of the securities and exchange commission, computation for determination of reserve requirements under Rule 15c3-3 of the securities and exchange commission, information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3, reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation, and report of any material inadequacies found to exist since date of previous audit. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.H. Leblang, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Respectfully submitted,

Robert Manowitz
Certified Public Accountant

Garden City, New York
January 31, 2003

M.H. LEBLANG, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS		
Cash in bank-checking	$ 35,755	
Cash in bank-Dreyfus	2,611	
Cash-Annuity	21,886	
Prepaid corporation taxes	7,226	
Due from Officer	2,068	
TOTAL ASSETS		$ 69,546
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Payroll taxes payable		$ 1,200
STOCKHOLDERS' EQUITY		
Common stock, 200 no par value	$ 5,000	
Retained earnings	63,346	
TOTAL STOCKHOLDERS' EQUITY		68,346
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 69,546

The accompanying' accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commission income	$ 734,275	
Interest income	1,724	
TOTAL REVENUES		$ 735,999
EXPENSES		
Commissions	608,428	
Bank charges	2	
Corporate income taxes	5,936	
Data processing	83	
Dues	1,593	
Employee benefits	2,741	
Entertainment	22,604	
Gifts	10,168	
Insurance	6,091	
Licenses	770	
Office expense	3,983	
Postage	2,013	
Professional fees	13,260	
Rent	14,468	
Salaries	19,800	
Payroll taxes	1,664	
Telephone	2,501	
Travel	10,253	
Utilities	2,060	
TOTAL EXPENSES		728,418
NET INCOME		$ 7,581

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATIONS	
Net income for period	$ 7,581
Changes in operating assets and liabilities	
Prepaid corporation taxes	5,936
Due from Officer	37,179
Payroll taxes payable	1
NET INCREASE IN CASH	50,697
CASH-JANUARY 1, 2002	9,555
CASH-DECEMBER 31, 2002	$ 60,252

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Retained earnings-January 1, 2002	$ 55,765
Net income for period	7,581
Retained earnings-December 31, 2002	$ 63,346

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

NOTE TO FINANCIAL STATEMENT

DECEMBER 31, 2002

Note 1. Organization

M.H. Leblang, Inc. is a broker-dealer, registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was incorporated in 1966 under the Business Corporation Law of the State of New York.

Note 2. Summary of Significant Accounting Policies

The financial statements of the Corporation are presented on the accrual basis of accounting.

Depreciation

Depreciation is provided on a straight-line basis over the useful life of the asset.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

None

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

NET CAPITAL

Total stockholders' equity	$ 68,346
Haircuts on securities	
Bankers' acceptance, certificate of deposits and commercial paper	52
Net capital	$ 68,294

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

Credit balance	$	-0-
Debit balances		-0-
REQUIRED DEPOSIT	$	-0-

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF

THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

None required

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2002

Net capital Rule 15c3-1	$ 68,346
Reserve requirements Rule 15C3-3	-0-
Net capital	$ 68,346

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

FOR THE YEAR ENDED DECEMBER 31, 2002

No adjustments needed

The accompanying accountants' report and notes are an integral part of this financial statement.

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M H Leblang, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

ROBERT S. GRECO
Notary Public, State of New York
No. 02GR4976498
Qualified in Nassau County
Commission Expires January 14, 20 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.H. LEBLANG, INC.

REPORT OF ANY MATERIAL INAQUACIES FOUND TO EXIST SINCE DATE OF PREVIOUS AUDIT

FOR THE YEAR ENDED DECEMBER 31, 2002

No material inaqequacies found

The accompanying accountants' report and notes are an integral part of this financial statement.